Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator

The PepsiCo 401(k) Plan for Salaried Employees:

We consent to the incorporation by reference in the registration statements (No. 333-89265, No. 333-76196, No. 333-150867) on Form S-8 of PepsiCo, Inc. of our report dated June 24, 2010, with respect to the statement of net assets available for benefits of The PepsiCo 401(k) Plan for Salaried Employees as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2009, and the related supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of The PepsiCo 401(k) Plan for Salaried Employees.

/s/ KPMG LLP

New York, New York

June 24, 2010